Exhibit 99.1

AirMedia Announces Unaudited Fourth Quarter and Fiscal Year 2012 Financial

Results

Beijing, China – March 14, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2012.

Fourth Quarter 2012 Financial and Business Highlights

•

Total revenues decreased by 4.2% year-over-year and increased by 15.2% quarter-over-quarter to US$84.2 million. The year-over-year decrease was partially due to China’s replacement of regular business tax with Value Added Tax (“VAT”) in Beijing, one of AirMedia’s key regions of operations.

•	Net revenues decreased by 2.8% year-over-year and increased by 15.8% quarter-over-quarter to US$82.6 million.

•	Net income attributable to AirMedia’s shareholders was US$3.4 million. Basic and diluted net income attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.05.

•

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$4.4 million. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.07. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding as adjusted for dilution after taking into account option grants under the Company’s current Share Incentive Plan, was US$0.07.

Fiscal Year 2012 Financial Highlights

•	Total revenues increased by 5.5% year-over-year to US$293.0 million.

•	Net revenues increased by 6.0% year-over-year to US286.7 million.

•

Net loss attributable to AirMedia’s shareholders was US$32.7 million, which included an impairment of goodwill and an impairment of intangible assets of total US$30.2 million. Basic and diluted net loss attributable to AirMedia’s shareholders per ADS were both US$0.53.

•

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) was US$3.6 million. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.06. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.06.

“Thanks to the strong growth in advertising from automobile manufacturers and sequential growth from most of our top ten advertising industries, we were able to raise our net revenue guidance of the fourth quarter of 2012 in January 2013 and meet our guidance at the high end. We achieved income from operations of US$6.5 million in the fourth quarter of 2012, a record high quarterly number for us in the past four years,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“Our mega-size LED screens have become the biggest growth driver for our company in 2012, even though many of the mega-size LED screens currently in operation commenced operations in the second half of 2012. We currently operate mega-size LED screens in seven airports and are in the process of installing mega-size LED screens in another four airports. With the operations of our mega-size LED screens in more airports in 2013, we expect that revenues from this product line will continue to grow fast and that it will become an important product line for our company,” added Mr. Herman Guo. “We have realized that the key to make our company profitable again is not only about top-line growth, but also about how we can turn around our unprofitable product lines, which will help us improve our margins. We have identified some possible solutions and directions for our loss-making product lines such as our gas station media network, and are in the process of implementing such solutions.”

“We made improvements on cost control in fiscal year 2012. Net revenues of fiscal year 2012 grew by 6.0% year-over-year while cost of revenues only increased by 2.5% year-over-year. Non-GAAP adjusted net income for fiscal year 2012 increased by 669.9% year-over-year, which reflected the operating leverage of our business model. We will continue to focus on increasing our revenues and eliminating the losses from our unprofitable product lines in 2013,” Mr. Henry Ho, AirMedia’s chief financial officer, commented.

Fourth Quarter 2012 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2012	% of Total Revenues	Quarter Ended September 30, 2012	% of Total Revenues	Quarter Ended December 31, 2011	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	76,931	91.3%	66,233	90.6%	79,434	90.4%	-3.2%	16.2%
Digital frames in airports	40,770	48.4%	34,993	47.9%	38,287	43.6%	6.5%	16.5%
Digital TV screens in airports	5,408	6.4%	2,740	3.7%	9,370	10.7%	-42.3%	97.4%
Digital TV screens on airplanes	7,874	9.4%	6,578	9.0%	7,533	8.6%	4.5%	19.7%
Traditional media in airports	20,802	24.7%	20,113	27.5%	22,234	25.3%	-6.4%	3.4%
Other revenues in air travel	2,077	2.4%	1,809	2.5%	2,010	2.2%	3.3%	14.8%
Gas Station Media Network	4,760	5.7%	3,889	5.3%	5,948	6.8%	-20.0%	22.4%
Other Media	2,491	3.0%	2,984	4.1%	2,448	2.8%	1.8%	-16.5%

Total revenues	84,182	100.0%	73,106	100.0%	87,830	100.0%	-4.2%	15.2%

Net revenues	82,647		71,368		84,994		-2.8%	15.8%

Total revenues for the fourth quarter of 2012 reached US$84.2 million, representing a year-over-year decrease of 4.2% from US$87.8 million in the same period one year ago and a quarter-over-quarter increase of 15.2% from US$73.1 million in the previous quarter. The year-over-year decrease was primarily due to decreases in revenues from digital TV screens in airports, traditional media in airports and gas station media network as well as China’s replacement of regular business tax with VAT in Beijing, one of AirMedia’s key regions of operations. Prior to September 1, 2012, revenues were recorded gross of business tax and subsequent to the change, revenues are recorded net of VAT thereafter. Revenues from most of the Company’s product lines booked in total revenues and the above breakdown in the fourth quarter of 2012 were already net revenues after deducting VAT, while revenues in the fourth quarter of 2011 and most revenues in the previous quarter were booked before deducting business tax, which was partially the reason for the year-over-year decrease and partially offset the quarter-over-quarter increase, as such year-over-year and quarter-over-quarter revenue comparisons cannot be made when revenues are not booked on the same basis. The quarter-over-quarter increase in total revenues was primarily due to increases in revenues from most of the Company’s products lines.

Revenues from digital frames in airports

Revenues from digital frames in airports for the fourth quarter of 2012 increased by 6.5% year-over-year and by 16.5% quarter-over-quarter to US$40.8 million. The year-over-year increase was due to additional revenues from the rapidly growing product line of mega-size LED screens, which added operations in additional airports. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush, additional revenues from the rapidly growing product line of mega-size LED screens and a seasonally strong quarter in the fourth quarter.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the fourth quarter of 2012 decreased by 42.3% year-over-year and increased by 97.4% quarter-over-quarter to US$5.4 million. The year-over-year decrease was primarily due to a drop in demand from advertisers as a result of competition from AirMedia’s other product lines and the fact that, with the rapid development of mobile internet, more people now pay attention to their cell phones instead of AirMedia’s digital TV screens. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the fourth quarter of 2012 increased by 4.5% year-over-year and by 19.7% quarter-over-quarter to US$7.9 million. The year-over-year increase was primarily due to the Company’s continued sales efforts. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from traditional media in airports

Revenues from traditional media in airports for the fourth quarter of 2012 decreased by 6.4% year-over-year and increased by 3.4% quarter-over-quarter to US$20.8 million. The year-over-year decrease was primarily due to a reduction in the number of locations for sale as a result of a delay in a scheduled media format upgrade. AirMedia was upgrading 18 light boxes at prime locations inside the Beijing Capital International Airport to a better advertising format, but the upgrade is behind schedule. The quarter-over-quarter increase was primarily due to a seasonally strong quarter in the fourth quarter.

Revenues from the gas station media network

Revenues from the gas station media network for the fourth quarter of 2012 decreased by 20.0% year-over-year and increased by 22.4% quarter-over-quarter to US$4.8 million. The year-over-year decrease was primarily due to an exceptionally strong quarter in the fourth quarter of 2011. Advertisers cut spending on non-core advertising media, such as gas station advertising, in the first half of 2012 due to limited advertising budgets as a result of advertisers’ concern regarding the state of China’s economy. Revenues from the Company’s gas station media network began to rebound in the third quarter and fourth quarter of 2012, but were not yet back to the level they were in the fourth quarter of 2011. The quarter-over-quarter increase was primarily due to advertisers’ year-end budget flush and a seasonally strong quarter in the fourth quarter.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the fourth quarter of 2012 increased by 1.8% year-over-year and decreased by 16.5% quarter-over-quarter to US$2.5 million. The year-over-year increase was primarily due to the Company’s continued sales efforts. The quarter-over-quarter decrease was primarily due to expiration of the contracts for some locations in November and December 2012. AirMedia has renewed some of these contracts and expect to resume operations of these locations in February 2013.

Business tax and other sales tax

Business tax and other sales tax for the fourth quarter of 2012 were US$1.5 million, compared to US$2.8 million in the same period one year ago and US$1.7 million in the previous quarter. The year-over-year and quarter-over-quarter decreases were due to China’s replacement of regular business tax with the VAT in Beijing, one of AirMedia’s key regions of operations. Prior to September 1, 2012, revenues were recorded gross of business tax and subsequent to the change, revenues are recorded net of VAT thereafter. Revenues from most of the Company’s product lines booked in total revenues were already net revenues after deducting VAT in the fourth quarter of 2012. Only some revenues in “other revenues in air travel” are still subject to business tax. The majority of the Company’s business tax and other sales tax, amounting to US$1.4 million in the fourth quarter of 2012, were other sales tax.

Net revenues

Net revenues for the fourth quarter of 2012 reached US$82.6 million, representing a year-over-year decrease of 2.8% from US$85.0 million in the same period one year ago and a quarter-over-quarter increase of 15.8% from US$71.4 million in the previous quarter.

Cost of Revenues

Cost of revenues for the fourth quarter of 2012 was US$65.4 million, representing a year-over-year decrease of 0.6% from 65.8 million in the same period one year ago and a quarter-over-quarter increase of 4.5% from US$62.6 million in the previous quarter. The year-over-year decrease was primarily due to lower agency fees for third-party advertising agencies, which were partially offset by a non-cash loss on the disposal of certain fixed assets of US$0.8 million and higher concession fees. The year-over-year decrease in agency fees was primarily due to a lower revenue base and a partial reversal of certain previously accrued agency fees of US$1.5 million that were waived by the related agents. The quarter-over-quarter increase in cost of revenues was primarily due to higher agency fees for third-party advertising agencies, the disposal of fixed assets and higher concession fees. Cost of revenues as a percentage of net revenues in the fourth quarter of 2012 was 79.1%, up from 77.4% in the same period one year ago and down from 87.7% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the fourth quarter of 2012 increased by 9.2% year-over-year and by 1.4% quarter-over-quarter to US$45.1 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the fourth quarter of 2012 was 54.6%, increasing from 48.6% in the same period one year ago and decreasing from 62.4% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact that net revenues decreased while concession fees increased due to newly signed or renewed concession rights contracts. The quarter-over-quarter decrease of concession fees as a percentage of net revenues was primarily due to the fact that net revenues grew at a faster pace than concession fees.

Gross Profit

Gross profit for the fourth quarter of 2012 decreased by 10.3% year-over-year and increased by 95.7% quarter-over-quarter to US$17.3 million.

Gross profit as a percentage of net revenues for the fourth quarter of 2012 was 20.9%, compared to 22.6% in the same period one year ago and 12.3% in the previous quarter. The quarter-over-quarter increase in gross profit as a percentage of net revenues was due to the fact that net revenues grew faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended December 31, 2012	% of Net Revenues	Quarter Ended September 30, 2012	% of Net Revenues	Quarter Ended December 31, 2011	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	5,289	6.4%	4,461	6.3%	4,984	5.9%	6.1%	18.6%
General and administrative expenses	5,430	6.6%	5,228	7.3%	7,245	8.5%	-25.1%	3.9%
Impairment of goodwill	—	0.0%	20,611	28.9%	1,003	1.2%	N/A	N/A
Impairment of intangible asset	—	0.0%	9,583	13.4%	—	0.0%	N/A	N/A

Total operating expenses	10,719	13.0%	39,883	55.9%	13,232	15.6%	-19.0%	-73.1%

Adjusted operating expenses (non-GAAP)	9,721	11.8%	8,256	11.6%	10,695	12.6%	-9.1%	17.7%

Total operating expenses for the fourth quarter of 2012 were US$10.7 million, representing a year-over-year decrease of 19.0% from US$13.2 million in the same period one year ago and a quarter-over-quarter decrease of 73.1% from US$39.9 million in the previous quarter. The year-over-year decrease was primarily due to fewer amortization of acquired intangible assets and the fact that there was an impairment of goodwill of US$1.0 million in the same period one year ago. The quarter-over-quarter decrease was primarily due to the fact that there were an impairment of goodwill of US$20.6 million and an impairment of intangible assets of US$9.6 million in the previous quarter.

Share-based compensation expenses included in the total operating expenses for the fourth quarter of 2012 were US$804,000, compared to share-based compensation expenses of US$582,000 in the same period one year ago and share-based compensation expenses of US$713,000 in the previous quarter. The year-over-year and quarter-over-quarter increases in share-based compensation expenses were primarily due to the fact that the Company granted certain stock options on September 1, 2012 and the fact that the deadline for certain stock option holders to exercise their vested stock options were extended to November 29, 2015.

Adjusted operating expenses (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$9.7 million for the fourth quarter of 2012, representing a year-over-year decrease of 9.1% from US$10.7 million in the same period one year ago and a quarter-over-quarter increase of 17.7% from US$8.3 million in the previous quarter. Adjusted operating expenses as a percentage of net revenues (non-GAAP), which is calculated by dividing adjusted operating expenses (non-GAAP) by net revenues, was 11.8% in the fourth quarter of 2012, compared to 12.6% in the same period one year ago and 11.6% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the fourth quarter of 2012 were US$5.3 million, including share-based compensation expenses of US$91,000. This represented a year-over-year increase of 6.1% from US$5.0 million and a quarter-over-quarter increase of 18.6% from US$4.5 million. The year-over-year increase was primarily due to higher marketing expenses and higher public relations and entertainment expenses. The quarter-over-quarter increase was primarily due to higher sales commissions for the Company’s direct sales force.

General and administrative expenses for the fourth quarter of 2012 were US$5.4 million, including share-based compensation expenses of US$713,000. This represented a year-over-year decrease of 25.1% from US$7.2 million in the same period one year ago and a quarter-over-quarter increase of 3.9% from US$5.2 million in the previous quarter. The year-over-year decrease was primarily due to lower bad-debt provision and lower amortization of acquired intangible assets, which were partially offset by higher salary expenses, higher public relations and entertainment expenses and higher share-based compensation expenses. The quarter-over-quarter increase was primarily due to higher salary expenses, higher professional fees, and higher public relations and entertainment expenses, which were partially offset by lower amortization of acquired intangible assets.

Income/Loss from Operations

Income from operations for the fourth quarter of 2012 was US$6.5 million, compared to income from operations of US$6.0 million in the same period one year ago and loss from operations of US$31.1 million in the previous quarter. Income from operations as a percentage of net revenues for the fourth quarter of 2012 was 7.9%, compared to 7.1% in the same period one year ago and negative 43.5% in the previous quarter.

Adjusted income from operations (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$7.5 million for the fourth quarter of 2012, compared to adjusted income from operations (non-GAAP) of US$8.5 million in the same period one year ago and adjusted income from operations (non-GAAP) of US$557,000 in the previous quarter. Adjusted operating margin (non-GAAP), which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was 9.1% for the fourth quarter of 2012, compared to 10.0% in the same period one year ago and 0.8% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Income (Loss) from Operations to Non-GAAP Adjusted Income (Loss) from Operations” for a reconciliation of income (loss) from operations under U.S. GAAP to adjusted income (loss) from operations (non-GAAP).

Income Tax Expenses/Benefits

Income tax expenses for the fourth quarter of 2012 were US$4.2 million, compared to income tax expenses of US$2.4 million in the same period one year ago and income tax benefits of US$3.0 million in the previous quarter.

Net Income/Loss Attributable to AirMedia’s Shareholders

Net income attributable to AirMedia’s shareholders for the fourth quarter of 2012 was US$3.4 million, compared to net income attributable to AirMedia’s shareholders of US$4.6 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$27.3 million in the previous quarter. The basic net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2012 was US$0.05, compared to basic net income attributable to AirMedia’s shareholders per ADS of US$0.07 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.44 in the previous quarter. The diluted net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2012 was US$0.05, compared to diluted net income attributable to AirMedia’s shareholders per ADS of US$0.07 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.44 in the previous quarter.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) was US$4.4 million for the fourth quarter of 2012, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$7.2 million in the same period one year ago and adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$4.3 million in the previous quarter. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.07 for the fourth quarter of 2012, compared to adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the same period one year ago and adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the previous quarter. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.07 for the fourth quarter of 2012, compared to adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the same period one year ago and adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.07 in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Income (Loss) and EPS to Non-GAAP Adjusted Net Income and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) and adjusted basic and diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP).

Fiscal Year 2012 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2012	% of Total Revenues	Year ended December 31, 2011	% of Total Revenues	Y/Y Growth rate
Air Travel Media Network	268,509	91.6%	255,161	91.9%	5.2%
Digital frames in airports	137,342	46.9%	126,539	45.5%	8.5%
Digital TV screens in airports	13,731	4.7%	21,937	7.9%	-37.4%
Digital TV screens on airplanes	26,612	9.1%	26,734	9.6%	-0.5%
Traditional media in airports	83,478	28.5%	73,535	26.5%	13.5%
Other revenues in air travel	7,346	2.4%	6,416	2.4%	14.5%
Gas Station Media Network	14,217	4.9%	12,873	4.6%	10.4%
Other Media	10,239	3.5%	9,787	3.5%	4.6%

Total revenues	292,965	100.0%	277,821	100.0%	5.5%

Net revenues	286,742		270,624		6.0%

Total revenues for the fiscal year 2012 were US$293.0 million, representing a year-over-year increase of 5.5% from US$277.8 million in fiscal year 2011. The year-over-year increase was primarily due to the increases in revenues from digital frames in airports, traditional media in airports, and gas station media network.

Revenues from digital frames in airports

Revenues from digital frames in airports for fiscal year 2012 increased by 8.5% year-over-year to US$137.3 million from US$126.5 million in fiscal year 2011 primarily due to the additional revenues from the rapidly growing product line of mega-size LED screens and Company’s continued sales efforts.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for fiscal year 2012 decreased by 37.4% year-over-year to US$13.7 million due to a drop in demand from advertisers resulted from competition from AirMedia’s other product lines and the fact that, with the rapid development of mobile internet, more people now pay attention to their cell phones instead of AirMedia’s digital TV screens.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for fiscal year 2012 decreased by 0.5% year-over-year to US$26.6 million.

Revenues from traditional media in airports

Revenues from traditional media in airports for fiscal year 2012 increased by 13.5% year-over-year to US$83.5 million. The year-over-year increase was primarily due to the Company’s continued sales efforts and an increase in listing prices of many locations in 2012.

Revenues from the gas station media network

Revenues from the gas station media network for fiscal year 2012 increased by 10.4% year-over-year to US$14.2 million due to the Company’s continued sales efforts and advertisers’ continually growing acceptance of AirMedia’s gas station media network.

Revenues from other media

Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2012 increased by 4.6% year-over-year to US$10.2 million due to the Company’s continued sales efforts.

Business tax and other sales tax

Business tax and other sales tax for fiscal year 2012 was US$6.2 million, representing a year-over-year decrease of 13.5% from US$7.2 million in fiscal year 2011 due to China’s replacement of regular business tax with VAT in Beijing, one of AirMedia’s key regions of operations. Prior to September 1, 2012, revenues were recorded gross of business tax and subsequent to the change, revenues are recorded net of VAT thereafter.

Net revenues for fiscal year 2012 were US$286.7 million, representing a year-over-year increase of 6.0% from US$270.6 million in fiscal year 2011.

Cost of Revenues

Cost of revenues for fiscal year 2012 was US$250.6 million, representing a year-over-year increase of 2.5% from US$244.5 million in fiscal year 2011, primarily due to an increase in concession fees, which were partially offset by lower agency fees for third-party advertising agencies. The year-over-year decrease in agency fees was primarily due to a partial reversal of certain previously accrued agency fees of US$6.4 million that were waived by the related agents. Cost of revenues as a percentage of net revenues in fiscal year 2012 decreased to 87.4% from 90.3% in fiscal year 2011.

Concession fees for fiscal year 2012 were US$178.0 million, representing a year-over-year increase of 11.1% from US$160.2 million in fiscal year 2011, primarily due to new signed and renewed concession contracts entered into in 2012. Concession fees as a percentage of net revenues in fiscal year 2011 increased to 62.1% from 59.2% in fiscal year 2011 primarily due to the fact that concession fees grew faster than net revenues.

Gross Profit

Gross profit for fiscal year 2012 was US$36.1 million, representing a year-over-year increase of 38.2% from US$26.2 million in fiscal year 2011.

Gross profit as a percentage of net revenues for fiscal year 2012 was 12.6%, up from 9.7% in fiscal year 2011. The increase in gross profit as a percentage of net revenues was primarily due to the fact that net revenues grew faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Year ended December 31, 2012	% of Net Revenues	Year ended December 31, 2011	% of Net Revenues	Y/Y Growth rate
Selling and marketing expenses	17,995	6.3%	18,238	6.7%	-1.3%
General and administrative expenses	21,842	7.6%	22,004	8.1%	-0.7%
Impairment of goodwill	20,611	7.2%	1,003	0.4%	1954.9%
Impairment of intangible asset	9,583	3.3%	656	0.2%	1360.8%

Total operating expenses	70,031	24.4%	41,901	15.4%	67.1%

Adjusted operating expenses (non-GAAP)	33,700	11.8%	31,837	11.8%	5.9%

Total operating expenses for fiscal year 2012 were US$70.0 million, representing a year-over-year increase of 67.1% from US$41.9 million in fiscal year 2011 primarily due to an impairment of goodwill of US$20.6 million and an impairment of intangible asset of US$9.6 million in the third quarter of 2012.

Total operating expenses for fiscal year 2012 included share-based compensation expenses of US$3.5 million, compared to US$4.6 million in fiscal year 2011. Adjusted operating expenses (non-GAAP) for fiscal year 2012 were US$33.7 million, representing a year-over-year increase of 5.9% from US$31.8 million in fiscal year 2011. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in fiscal year 2012 was 11.8%, unchanged from fiscal year 2011.

Selling and marketing expenses for fiscal year 2012 were US$18.0 million, including US$859,000 of share-based compensation expenses, relatively unchanged from fiscal year 2011.

General and administrative expenses for fiscal year 2012 were US$21.8 million, including $2.6 million of share-based compensation expenses, relatively unchanged from fiscal year 2011.

Income/Loss from Operations

Loss from operations for fiscal year 2012 was US$33.9 million, compared to loss from operations of US$15.7 million in fiscal year 2011. Loss from operations as a percentage of net revenues for fiscal year 2012 was negative 11.8%, compared to negative 5.8% in fiscal year 2011.

Adjusted income from operations (non-GAAP) for fiscal year 2012 was US$2.4 million, compared to adjusted loss from operations (non-GAAP) of US$5.7 million in fiscal year 2011. Adjusted operating margin (non-GAAP) for fiscal year 2012 was 0.8%, compared to negative 2.1% in fiscal year 2011.

Please refer to the attached table for a reconciliation of loss from operations under U.S. GAAP to adjusted income (loss) from operations (non-GAAP).

Income Tax Expenses

Income tax expenses for fiscal year 2012 were US$2.5 million, compared to income tax expenses of US$266,000 in fiscal year 2011.

Net Income/Loss Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for fiscal year 2012 was US$32.7 million, compared to net loss attributable to AirMedia’s shareholders of US$9.6 million in fiscal year 2011. Basic net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2012 was US$0.53, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.15 in fiscal year 2011. Diluted net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2012 was US$0.53, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.15 in fiscal year 2011.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for fiscal year 2012 was US$3.6 million, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$468,000 in fiscal year 2011. Basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for fiscal year 2012 were both US$0.06, compared to basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in fiscal year 2011.

Please refer to the attached table for a reconciliation of (a) net loss attributable to AirMedia’s shareholders and basic and diluted net loss attributable to AirMedia’s shareholders per ADS under U.S. GAAP to (b) adjusted net income attributable to AirMedia’s shareholders and basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP), respectively.

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$126.3 million as of December 31, 2012, compared to US$119.1 million as of December 31, 2011. The increase in cash, restricted cash and short-term investments from December 31, 2011 was primarily due to positive cash flow from operations.

ADS Repurchases and Expansion of Share Repurchase Program

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. On September 24, 2012, AirMedia’s board of directors approved to increase the size of the share repurchase program to US$40 million from US$20 million and to extend the termination date of the share repurchase program to March 20, 2014 from March 20, 2013. As of March 10, 2013, AirMedia had repurchased an aggregate of 5,253,343 ADSs on the open market for a total consideration of US$15.1 million.

Director Announcement

On March 13, 2013, AirMedia expanded the size of its Board of Directors from seven to eight members and appointed Mr. Conor Chiahung Yang as an independent director to the Board and a member of its audit committee.

Other Recent Developments

On February 22, 2013, AirMedia obtained a concession rights contract to install and operate a mega-size LED screen above the security check area at the domestic departure hall in Hohhot Baita International Airport in Inner Mongolia province for three years.

On January 1, 2013, AirMedia renewed its concession rights contract with Shenzhen Bao’an International Airport to continue to operate its digital TV screens at Terminals A and B of the airport from January 1, 2013 to December 31, 2013.

Due to disagreements over renewal fees, AirMedia decided not to renew its concession rights contract for the digital TV screens on Air China’s planes, and instead became a selling agent for Air China’s digital TV screens starting from January 1, 2013. AirMedia believes it has the capability to convince most of the original advertisers on Air China to reallocate their advertising budgets to AirMedia’s other product lines, especially AirMedia’s digital frames in airports. AirMedia expects that the loss in revenues due to the loss of its concession rights contract with Air China would be smaller than the concession fees it would need to pay to Air China under a renewed concession rights contract. AirMedia believes that choosing not to renew the Air China concession rights contract for the time being will be beneficial to the Company, which will help AirMedia control increase of concession fee in the long term.

In late December 2012, as a selling agent, AirMedia started to sell advertisements on mega-size LED screens at Terminal 3 of Hangzhou Xiaoshan International Airport in Zhejiang province, and in Jinan Yaoqiang International Airport in Shandong province. AirMedia currently operates mega-size LED screens in seven airports and is in the process of installing mega-size LED screens in another four airports.

In December, 2012, AirMedia commenced operations of 58 stand-alone digital frames and 54 set of digital TV screens at Terminal 2 of Chengdu Shuangliu International Airport in Sichuan province.

Business Outlook

AirMedia currently expects its net revenues for the first quarter of 2013 to range from US$61.0 million to US$63.0 million, representing a year-over-year decrease of 7.8% to 4.8% from the same period in 2012 and a quarter-over-quarter decrease of 26.2% to 23.8% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$46.1 million in the first quarter of 2013. The quarter-over-quarter increase from the third quarter of 2012 will be primarily due to the concession fee commitments under concession rights contracts that were newly signed or renewed or are expected to be signed or renewed.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended December 31, 2012	Quarter Ended September 30, 2012	Quarter Ended December 31, 2011	Y/Y Growth Rate	Q/Q Growth Rate	Year Ended December 31, 2012	Year Ended December 31, 2011	Y/Y Growth Rate
Digital frames in airports
Number of airports in operation	34	34	34	0.0%	0.0%	34	34	0.0%
Number of time slots available for sale (2)	33,018	32,033	35,423	-6.8%	3.1%	131,060	139,252	-5.9%
Number of time slots sold (3)	14,756	12,819	14,189	4.0%	15.1%	49,558	46,399	6.8%
Utilization rate (4)	44.7%	40.0%	40.1%	4.6%	4.7%	37.8%	33.3%	4.5%
Average advertising revenue per time slot sold (5)	US$2,763	US$2,730	US$2,698	2.4%	1.2%	US$2,771	US$2,727	1.6%
Digital TV screens in airports
Number of airports in operation	34	34	36	-5.6%	0.0%	34	36	-5.6%
Number of time slots available for sale (1)	16,560	16,560	18,138	-8.7%	0.0%	67,592	74,028	-8.7%
Number of time slots sold (3)	9,088	6,460	6,133	48.2%	40.7%	23,385	14,439	62.0%
Utilization rate (4)	54.9%	39.0%	33.8%	21.1%	15.9%	34.6%	19.5%	15.1%
Average advertising revenue per time slot sold (5)	US$595	US$424	US$1,528	-61.1%	40.3%	US$587	US$1,519	-61.4%
Digital TV screens on airplanes
Number of airlines in operation	9	9	9	0.0%	0.0%	9	9	0.0%
Number of time slots available for sale (1)	444	444	414	7.2%	0.0%	1,776	1,656	7.2%
Number of time slots sold (3)	234	168	218	7.3%	39.3%	781	896	-12.8%
Utilization rate (4)	52.7%	37.8%	52.7%	0.0%	14.9%	44.0%	54.1%	-10.1%
Average advertising revenue per time slot sold (5)	US$33,650	US$39,155	US$34,555	-2.6%	-14.1%	US$34,074	US$29,837	14.2%
Traditional Media in airports
Numbers of locations available for sale (6)	979	928	950	3.1%	5.5%	3,751	3,621	3.6%
Numbers of locations sold (7)	573	621	707	-19.0%	-7.7%	2,461	2,559	-3.8%
Utilization rate (8)	58.5%	66.9%	74.4%	-15.9%	-8.4%	65.6%	70.7%	-5.1%
Average advertising revenue per location sold (9)	US$36,304	US$32,388	US$31,448	15.4%	12.1%	US$33,920	US$28,736	18.0%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.
(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the fourth quarter 2012 earnings at 8:00 PM U.S. Eastern Time on March 14, 2013 (5:00 PM U.S. Pacific Time on March 14, 2013; 8:00 AM Beijing/Hong Kong time on March 15, 2012). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 800 930 346

International: +1 718 354 1231

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on March 14, 2013 and 11:59 p.m. on March 21, 2013, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +1 646 254 3697

Pass code: 20106545

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net (Loss) Income and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports and digital TV screens in 34 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	December 31, 2012	December 31, 2011
ASSETS:
Current assets:
Cash	73,634	112,734
Restricted cash	8,026	6,363
Short-term investments	44,622	—
Accounts receivable, net	101,222	92,823
Prepaid concession fees	20,759	22,909
Amount due from related party	1,310	148
Other current assets	9,788	6,627
Deferred tax assets - current	2,064	6,061

Total current assets	261,425	247,665

Property and equipment, net	45,930	56,429
Long-term investments	4,337	2,047
Long-term deposits	22,307	15,042
Deferred tax assets - non-current	8,347	5,763
Acquired intangible assets, net	1,521	13,788
Goodwill	—	20,734

Total assets	343,867	361,468

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $61,697 and $71,045 as of December 31, 2011 and December 31, 2012, respectively)	72,895	63,577
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $9,585 and $8,716 as of December 31, 2011 and December 31, 2012, respectively)	10,999	11,276
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $11,516 and $18,596 as of December 31 2011 and December 31, 2012, respectively)	18,602	11,522
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $332 and $169 as of December 31, 2011 and December 31, 2012, respectively)	1,109	792
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $443 and $447 as of December 31, 2011 and December 31, 2012, respectively)	447	443

Total current liabilities	104,052	87,610

Deferred tax liability - non-current	380	3,800

Total liabilities	104,432	91,410

Equity
Ordinary shares	128	128
Additional paid-in capital	278,813	275,150
Treasury stock	(7,196)	(3,775)
Statutory reserves	10,144	8,049
Accumulated deficits	(72,961)	(38,138)
Accumulated other comprehensive income	32,948	30,734

Total AirMedia Group Inc.‘s shareholders’ equity	241,876	272,148

Noncontrolling interests	(2,441)	(2,090)

Total equity	239,435	270,058

Total liabilities and equity	343,867	361,468

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Revenues	84,182	73,106	87,830	292,965	277,821
Business tax and other sales tax	(1,535)	(1,738)	(2,836)	(6,223)	(7,197)

Net revenues	82,647	71,368	84,994	286,742	270,624
Cost of revenues	65,397	62,555	65,764	250,606	244,470

Gross profit	17,250	8,813	19,230	36,136	26,154
Operating expenses:
Selling and marketing *	5,289	4,461	4,984	17,995	18,238
General and administrative *	5,430	5,228	7,245	21,842	22,004
Impairment of goodwill	—	20,611	1,003	20,611	1,003
Impairment of intangible assets	—	9,583	—	9,583	656

Total operating expenses	10,719	39,883	13,232	70,031	41,901

Income (loss) from operations	6,531	(31,070)	5,998	(33,895)	(15,747)
Interest income	402	469	247	1,355	1,242
Other income, net	531	379	716	2,770	1,848

Income (loss) before income taxes	7,464	(30,222)	6,961	(29,770)	(12,657)
Income tax (expenses) benefits	(4,216)	2,972	(2,446)	(2,493)	(266)

Net income (loss) before net income of equity method investments	3,248	(27,250)	4,515	(32,263)	(12,923)
Net (loss) income of equity method investments	(26)	(66)	70	22	243

Net income (loss)	3,222	(27,316)	4,585	(32,241)	(12,680)

Less: Net (loss) income attributable to noncontrolling interests	(132)	(31)	(44)	487	(3,084)

Net income (loss) attributable to AirMedia Group Inc.‘s shareholders	3,354	(27,285)	4,629	(32,728)	(9,596)

Net income (loss) attributable to AirMedia Group Inc.‘s shareholders per ordinary share
Basic	0.03	(0.22)	0.04	(0.26)	(0.07)
Diluted	0.03	(0.22)	0.04	(0.26)	(0.07)
Net income (loss) attributable to AirMedia Group Inc.‘s shareholders per ADS
Basic	0.05	(0.44)	0.07	(0.53)	(0.15)
Diluted	0.05	(0.44)	0.07	(0.53)	(0.15)
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share - basic	122,551,330	124,123,148	126,546,835	124,269,245	129,537,955
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share - diluted	122,575,370	124,123,148	127,711,965	124,269,245	129,537,955
* Share-based compensation charges included are as follow:
Selling and marketing	91	174	178	859	1,422
General and administrative	713	539	404	2,643	3,192

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net income (loss)	3,222	(27,316)	4,585	(32,241)	(12,680)
Other comprehensive income	2,002	2,548	3,475	2,144	12,327

Comprehensive income (loss)	5,224	(24,768)	8,060	(30,097)	(353)
Less: comprehensive (loss) income attributable to the noncontrolling interest	(205)	(46)	(71)	417	(3,138)

Comprehensive income (loss) attributable to AirMedia Group Inc.‘s shareholders	5,429	(24,722)	8,131	(30,514)	2,785

AirMedia Group Inc.

RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP

ADJUSTED NET INCOME AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net income (loss) attributable to AirMedia Group Inc.‘s shareholders (GAAP)	3,354	(27,285)	4,629	(32,728)	(9,596)
Amortization of acquired intangible assets	194	720	952	2,635	3,791
Share-based compensation	804	713	582	3,502	4,614
Impairment of goodwill	—	20,611	1,003	20,611	1,003
Impairment of intangible assets	—	9,583	—	9,583	656

Adjusted net income attributable to AirMedia Group Inc.‘s shareholders (non-GAAP)	4,352	4,342	7,166	3,603	468

Adjusted net income attributable to AirMedia Group Inc.‘s shareholders per share (non-GAAP)
Basic	0.04	0.03	0.06	0.03	0.00
Diluted	0.04	0.03	0.06	0.03	0.00
Adjusted net income attributable to AirMedia Group Inc.‘s shareholders per ADS (non-GAAP)
Basic	0.07	0.07	0.11	0.06	0.01
Diluted	0.07	0.07	0.11	0.06	0.01
Shares used in computing adjusted basic net income attributable to AirMedia Group Inc.‘s shareholders per share (non-GAAP)	122,551,330	124,123,148	126,546,835	124,269,245	129,537,955
Shares used in computing adjusted diluted net income attributable to AirMedia Group Inc.‘s shareholders per share (non-GAAP)	122,575,370	124,123,148	127,711,965	124,275,255	129,829,237

Note: 1) The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP

ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands, except for percentages)

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Operating expenses (GAAP)	10,719	39,883	13,232	70,031	41,901
Amortization of acquired intangible assets	194	720	952	2,635	3,791
Share-based compensation	804	713	582	3,502	4,614
Impairment of goodwill	—	20,611	1,003	20,611	1,003
Impairment of intangible assets	—	9,583	—	9,583	656

Adjusted operating expenses (non-GAAP)	9,721	8,256	10,695	33,700	31,837

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	11.8%	11.6%	12.6%	11.8%	11.8%

AirMedia Group Inc.

RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP

ADJUSTED INCOME (LOSS) FROM OPERATIONS

(In U.S. dollars in thousands, except for percentages)

	Three Months Ended			Year Ended
	December 31, 2012	September 30, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Income (loss) from operations	6,531	(31,070)	5,998	(33,895)	(15,747)
Amortization of acquired intangible assets	194	720	952	2,635	3,791
Share-based compensation	804	713	582	3,502	4,614
Impairment of goodwill	—	20,611	1,003	20,611	1,003
Impairment of intangible assets	—	9,583	—	9,583	656

Adjusted income (loss) from operations (non-GAAP)	7,529	557	8,535	2,436	(5,683)

Adjusted operating margin (non-GAAP)	9.1%	0.8%	10.0%	0.8%	-2.1%